MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 5 June 2024 16:00

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
05.06.2024 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: UBS Group AG City of registered office, country: Zurich, Switzerland   30 May 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 1.85% 2.28% 4.12% 37716423 Previous notification 2.98% 3.66% 6.64% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 634465 0.00% 1.68 % US6177602025 0 62057 0.00% 0.16 % Total 696522 1.85 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to Recall of Lent shares At any time 1982 0.01%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right of use over shares At any time 191 0.00 % Right of use over ADRs (US617760202 5) At any time 1084 0.00 % Right to Recall over ADRs (US617760202 5) At any time 51701 0.14 %     Total 54958 0.15 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds (DE000A3H2 XW6) 16/10/2025 25/11/2020 - 30/08/2025 Physical 44177 0.12 % Right of use over convertible bonds (CH1286962 597) At any time Cash 3514 0.01 % Right of use over convertible bonds (DE000A3H2 XW6) At any time Physical 756341 2.01 %       Total 804032 2.13%

  Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) UBS Group AG % % % UBS AG % % % UBS Switzerland AG % % % - % % % UBS Group AG % % % UBS AG % % % UBS Asset Management AG % % % UBS Asset Management Switzerland AG % % % UBS Fund Management (Switzerland) AG % % % - % % % UBS Group AG % % % UBS AG % % % UBS Americas Holding LLC % % % UBS Americas Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 05.06.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. UBS Securities LLC % % % - % % % UBS Group AG % % % UBS AG % % % UBS Asset Management AG % % % UBS Fund Management (Luxembourg) S.A. % % % - % % % UBS Group AG % % % UBS AG % % % Credit Suisse (Schweiz) AG % % % Proportion of voting rights Proportion of instruments Total of both % % %   04 Jun 2024

Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service